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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                          NEW JERSEY STEEL CORPORATION
                           (Name of Subject Company)

                          CO-STEEL MERGER CORPORATION
                          CO-STEEL USA HOLDINGS, INC.
                                 CO-STEEL INC.
                                   (Bidders)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    64614410
                         (CUSIP Number of Common Stock)

                               LEW C. HUTCHINSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 CO-STEEL INC.
                                  SCOTIA PLAZA
                               40 KING STREET W.
                                  P.O. BOX 130
                                TORONTO, ONTARIO
                                 CANADA M5H 3Y2
                                 (416) 366-4500
                 (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

                         ------------------------------

                                    COPY TO:

                             C. KENNETH SHANK, ESQ.
                           WILENTZ, GOLDMAN & SPITZER
                           A PROFESSIONAL CORPORATION
                           90 WOODBRIDGE CENTER DRIVE
                                  P.O. BOX 10
                       WOODBRIDGE, NEW JERSEY 07095-6117
                                 (732) 636-8000

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    This Amendment No. 1 (this "Amendment") is to the Tender Offer Statement on
Schedule 14D-1 (the "Statement") that relates to the offer by Co-Steel Merger Corporation, a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Co-Steel Inc., a Canadian corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of New Jersey Steel Corporation, a Delaware corporation (the "Company"), at a purchase price of $23.00 per Share, net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal each dated November 28, 1997 (which, as amended from time to time, together constitute the "Offer"). The Offer is scheduled to expire at 5:00 p.m., New York City time, on January 8, 1998, unless extended in accordance with the Offer. The Statement was filed with the Securities and Exchange Commission on November 28, 1997.

    The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to them in the Offer and the Statement.

ITEM 10. ADDITIONAL INFORMATION

    The second sentence of the first paragraph of Section 4 of the Offer to Purchase is hereby amended and restated to read as follows:

        Any determination concerning the satisfaction of such terms and conditions will be made by the Purchaser in its reasonable judgment, and such determination will be final and binding on all tendering stockholders.

    The fourth paragraph of Section 8 of the Offer to Purchase is hereby amended and restated to read as follows:

        The Purchaser understands that the Company does not as a matter of course make public any estimates as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because the information was provided to Parent, and the Purchaser and Parent assume no responsibility for the accuracy of any of the projections. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections were based on a number of assumptions that are beyond the control of the Company, the Purchaser or Parent or their respective advisors, including economic forecasting (both general and specific to the Company's business), which is inherently uncertain and subjective. Neither the Company, the Purchaser, Parent or their respective advisors can make any guarantee as to the future performance of the Company, and the inclusion of the foregoing projections should not be regarded as an indication that the financial performance reflected in such projections will in fact be achieved. Neither the Company, the Purchaser nor Parent intends to update, revise or correct such projections if they become inaccurate (even in the short term).

    The last sentence of the first paragraph of Section 14 of the Offer to Purchase is amended and restated to read as follows (the list of conditions to the Offer listed in said paragraph is unchanged):

    Furthermore, Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may, in accordance with the provisions of the Merger Agreement described in the subsection entitled "Termination of the Merger Agreement" in
Item 12 above, terminate the Merger Agreement or amend the Offer with the consent of the Company and Von Roll, if, upon the scheduled expiration date of the Offer, any of the following conditions exist and are continuing and do not result principally from the breach by Parent or the Purchaser of any of their obligations under the Merger Agreement:

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    The last sentence of the last paragraph of Section 14 of the Offer to
Purchase is hereby amended and restated to read as follows:

        The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.

    The 15-calendar day waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on December 23, 1997. A copy of Parent's press release dated December 24, 1997 announcing the expiration of the waiting period is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(8) Press Release, dated December 24, 1997.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1997        CO-STEEL MERGER CORPORATION

                                By:             /s/ EDWARD G. REILLY
                                     -----------------------------------------
                                               Name: Edward G. Reilly
                                          Title: Vice-President and Chief
                                                 Financial Officer

                                CO-STEEL USA HOLDINGS, INC.

                                By:             /s/ EDWARD G. REILLY
                                     -----------------------------------------
                                               Name: Edward G. Reilly
                                                  Title: Treasurer

                                CO-STEEL INC.

                                By:             /s/ EDWARD G. REILLY
                                     -----------------------------------------
                                               Name: Edward G. Reilly
                                                  Title: Treasurer

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                                 EXHIBIT INDEX

(a)(1)*    Offer to Purchase

(a)(2)*    Letter of Transmittal

(a)(3)*    Notice of Guaranteed Delivery

(a)(4)*    Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(5)*    Letter to Clients for use by Brokers, Dealers, Banks, Trust companies and Other
           Nominees

(a)(6)*    Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9

(a)(7)*    Text of Press Release dated November 21, 1997, issued by Parent

(a)(8)     Text of Press Release dated December 24, 1997, issued by Parent

(b)        None

(c)(1)*    Tender Offer Agreement and Agreement and Plan of Merger dated as of November 21,
           1997, among the Purchaser, Parent and the Company

(c)(2)*    Shareholder Agreement dated as of November 21, 1997 between the Parent and Von Roll
           Holding AG

(d)        None

(e)        Not applicable

(f)        None

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*   Previously filed